EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
	Successor					Predecessor
	Year ended December 31,				September 1 through December 31	January 1 through August 31
	2016	2015	2014	2013	2012	2012
Loss before income taxes	$(53,747)	$(56,699)	$(47,496)	$(79,173)	$(11,596)	$(177,033)
Add back:
Interest expense and financing costs, net	28,506	20,156	17,995	13,285	1,056	6,582
Estimate of interest component of rental expense (1)	13,052	5,853	9,971	2,046	20	13
Equity losses (earnings) from Laramie Energy, LLC	22,381	55,983	(2,849)	2,941	1,325	20
Earnings	$10,192	$25,293	$(22,379)	$(60,901)	$(9,195)	$(170,418)

Fixed charges
Interest expense and financing costs, net	28,506	20,156	17,995	13,285	1,056	6,582
Estimate of interest component of rental expense	13,052	5,853	9,971	2,046	20	13
Total fixed charges	$41,558	$26,009	$27,966	$15,331	$1,076	$6,595

Ratio of earnings to fixed charges	NA (2)	NA (2)	NA (2)	NA (2)	NA (2)	NA (2)
Amount by which fixed charges exceed earnings	$31,366	$716	$50,345	$76,232	$10,271	$177,013
__________________________________
(1) Consists of 33% of rental expense, which we believe to be a reasonable estimate of interest factor in our rental expense.
(2) Earnings were inadequate to cover fixed charges for the respective periods.